FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof
_______________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

AMENDMENT NO. 13
to
ANNUAL REPORT
of

PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)
________________

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001
_________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$250,000,000  Floating Rate Notes due November 23, 2017 (the “Notes”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (q)	Terms Agreement, dated as of November 15, 2012, including the Pricing Supplement dated November 15, 2012 with respect to the Notes; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

November 23, 2012	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (q):	Terms Agreement, dated as of November 15, 2012, including the Pricing Supplement dated November 15, 2012 with respect to the Notes; and Schedule of Expenses.

EXHIBIT (q)

Province of Ontario

Medium-Term Notes

Terms Agreement

            November 15, 2012
Ontario Financing Authority
One Dundas Street West
Suite 1400
Toronto, Ontario
M5G 1Z3

Attention:	Director, Capital Markets Operations
Capital Markets Division

Re: US$250,000,000 Floating Rate Notes due November 23, 2017

Ladies and Gentlemen:

This Terms Agreement is entered into pursuant to Section 2(b) of the Distribution Agreement dated April 6, 2011, among the Province of Ontario and the Agents party thereto, as supplemented by the New Agent Supplemental Agreement between the Province of Ontario and Morgan Stanley & Co. International plc dated November 15, 2012 (collectively, the “Distribution Agreement”).  Capitalized terms contained in this Terms Agreement shall have the meanings assigned to them in the Distribution Agreement to the extent not defined herein.

Each of the undersigned agrees, severally and not jointly, to purchase the aggregate principal amount of Notes set forth opposite its name in Schedule I hereto.  The terms of the Notes are set forth in the pricing supplement attached hereto as Exhibit A. The Time of Sale with respect to US$250,000,000 aggregate principal amount of the Notes was 11:30 (Toronto time) on November 15, 2012.

HSBC SECURITIES (USA) INC.

By: /s/        Elsa Y. Wang
     Name:   Elsa Y. Wang
     Title:     Vice President

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: /s/         Adam Pickard
     Name:    Adam Pickard
     Title:      Executive Director

Accepted: November 15, 2012

Province of Ontario

By:  /s/       Irene Stich
Name: Irene Stich
Title:   Director, Capital Market Operations
            Capital Markets Division
                  Ontario Financing Authority

Schedule I

Agent	Principal Amount of Notes to be Purchased
HSBC Securities (USA) Inc. ……………………………………………….	US$125,000,000
Morgan Stanley & Co. International plc …………………………………....	125,000,000
Total…………………………………………………………………………	US$250,000,000

Exhibit A

Pricing Supplement with Respect to the Notes

Pricing Supplement No. 5, dated November 15, 2012                                                                                                          Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement Dated April 6, 2011                                                                              Registration Statement
to Prospectus Dated May 13, 2010                                                                                                                                                                       No. 333-165529

PROVINCE OF ONTARIO

US$250,000,000

MEDIUM-TERM NOTES, SERIES USMTN2

Floating Rate Notes

☒ Book-Entry Notes                                             Certificated Notes

Issuer:                                                                  Province of Ontario

Title:                                                                    Floating Rate Notes due November 23, 2017

Aggregate Principal Amount:                            US$250,000,000

Trade Date:                                                         November 15, 2012

Issue Date (Settlement Date):                          November 23, 2012 (T+5)

Stated Maturity Date:                                        November 23, 2017

Public Offering Price:                                       100%

CUSIP# / ISIN#:                                                68323TAB9 / US68323TAB98

Day Count Convention:                                     Actual/360

Registrar, Fiscal Agent, Transfer
Agent and Principal Paying Agent:                   The Bank of New York Mellon

Interest Rate Basis:                                           ❒ CD Rate
           ❒ Commercial Paper Rate
           ❒ Federal Funds Rate
                                                                            ☒ USD LIBOR
           ❒ Prime Rate
           ❒ Treasury Rate
           ❒ Other (specify):

Index Maturity:                                                 3 months

Spread (plus or minus):                                    + 25bps

Spread Multiplier:                                            N/A

Designated USD LIBOR Page:                       Reuters page LIBOR01

Maximum Interest Rate:                                  N/A

Minimum Interest Rate:                                   N/A

Calculation Agent:                                           The Bank of New York Mellon

Interest Determination Date(s):                     Two London Business Days prior to each Interest Reset Date

Interest Reset Date(s):                                    February 23, May 23, August 23 and November 23 of each year, commencing November 23, 2012

Interest Payment Dates:
February 23, May 23, August 23 and November 23 of each year up to and including the Stated Maturity Date, subject to the Modified Following Adjusted business day convention, commencing February 23, 2013.

Interest Rate Reset Period:                            ❒ Daily
         ❒ Monthly
         ☒ Quarterly
         ❒ Semi-annually
         ❒ Annually
         ❒ Other (specify):

Interest Payment Period:                                ❒ Daily
         ❒ Monthly
         ☒ Quarterly
         ❒ Semi-annually
         ❒ Annually
         ❒ Other (specify):

OPTION TO ELECT REDEMPTION:          ❒ Yes            ☒ No
Redemption Date(s):
Initial Redemption Percentage:
Annual Redemption Percentage Reduction:

OPTION TO ELECT REPAYMENT:           ❒ Yes            ☒ No
Repayment Date(s):

ORIGINAL ISSUE DISCOUNT:                  ❒ Yes            ☒ No
Issue Price:
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period OID:

Minimum Denominations:                            US$2,000 and integral multiples of US$1,000 in excess thereof

Other Provisions (if any):

Settlement: We expect that delivery of the Notes will be made against payment therefor on or about November 23, 2012, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Agent(s):                                                      ❒ BMO Capital Markets Corp.
    ❒ CIBC World Markets Corp.
    ❒ Deutsche Bank Securities Inc.
    ☒ HSBC Securities (USA) Inc.
    ❒ Merrill Lynch, Pierce, Fenner & Smith Incorporated
    ❒ Morgan Stanley & Co. Incorporated
    ❒ National Bank Financial Inc.
    ❒ RBC Capital Markets, LLC
    ❒ Scotia Capital (USA) Inc.
    ❒ TD Securities (USA) LLC
    ☒ Other (specify):  Morgan Stanley & Co. International plc

Agent’s Discount or Commission (%):     none

Agent’s Discount or Commission ($):      none

Net Proceeds to the Province:                   US$250,000,000

❒ Acting as Agent                                    Agent is acting as Agent for the sale of Notes by the Province at a price of [       ] % of the principal amount

☒ Acting as Principal                              Agents are purchasing Notes from the Province as principal for resale to investors and other purchasers at:
                    ☒ a fixed public offering price of 100% of the principal amount
                    ❒ varying prices related to prevailing market prices at the time of resale to be determined by such Agent

Schedule of Expenses

It is estimated that the expenses of the Province of Ontario in connection with the sale of the Notes will be as follows:
Securities and Exchange Commission fee	US$	643
Printing/Edgarizing expenses		1,000
Fiscal Agent, Paying Agent, Transfer Agent, Calculation Agent and Registrar Administration Fee and expenses		39,375
Legal fees and expenses		12,200
Rating Agency fees and Miscellaneous expenses		2,818
	US$	56,036 ======